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SEC 07001074 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winton Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann 513-977-4592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Feldmann ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winton Associates, Inc. ______________________, as of Decmeber 31 ______________________, 2006______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public EXP 5/20/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flynn & Company Certified Public Accountants and Consultants

7800 E. Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report

To the Board of Directors
Winton Associates, Inc.

We have audited the following financial statements of Winton Associates, Inc. (the "Company"), a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Winton Associates, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Winton Associates, Inc. at December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Flynn & Company, Inc.

January 18, 2007

WINTON ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current Assets	
Cash and cash equivalents	$ 121,730
Accounts recievable	15,000
TOTAL ASSETS	$ 136,730

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Income taxes payable	$ 25,885
Shareholder's Equity	
Common stock, no par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	23,500
Retained earnings	85,845
Total Shareholder's Equity	110,845
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 136,730

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF INCOME
Year ended December 31, 2006

Revenues	
Investment banking fees	$ 426,282
Interest income and other	4,919
Total revenues	431,201
Expenses	
Operating expenses	18,492
Income before income taxes	412,709
Income tax expense	172,885
Net income	$ 239,824

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year ended December 31, 2006

	Common Stock				
	Shares	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2006	300	$ 1,500	$ 23,500	$ 59,021	$ 84,021
Dividends				(213,000)	(213,000)
Net income		-	-	239,824	239,824
Balance at December 31, 2006	300	$ 1,500	$ 23,500	$ 85,845	$ 110,845

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 239,824
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(15,000)
Increase in income taxes payable	25,885
Net cash provided by operating activities	250,709
Cash Flows from Financing Activities	
Dividends	(213,000)
Net cash used in financing activities	(213,000)
Net increase in cash	37,709
Cash and cash equivalents-beginning of year	84,021
Cash and cash equivalents-end of year	$ 121,730

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Organization and Significant Accounting Policies

Winton Associates, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C. (R&K). All business of the Company is performed by using employees of R&K because the Company does not have employees. The Company is economically dependent upon R&K.

Investment banking fees relate primarily to private placement offerings.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase, to be cash equivalents.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal insurance limits.

Accounts Receivable – The Company uses the allowance method of accounting for bad debts for financial statement purposes. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible portion. This estimate is based on historical collection experience and review of the current status of trade accounts receivable. Actual results may vary. There was no allowance for bad debts recorded at December 31, 2006.

Revenue Recognition – Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Income taxes – The Company is included in R & K's consolidated income tax return. The Company makes payments to R&K sufficient to pay its proportionate share of Federal, state and local tax liabilities, computed at statutory rates. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax law or rates are considered. The Company reviews its deferred tax assets for ultimate realization and records a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will not be realized.

WINTON ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Organization and Significant Accounting Policies-continued

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and accounts receivable. The Company maintains cash balances at a financial institution located in Cincinnati, Ohio. Accounts are insured by the Federal Deposit Insurance Corporation to a maximum of $100,000. At times, these accounts may exceed the insured limits.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $95,845, which was $90,845 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

3. Income Taxes

During 2006 the Company recorded the following income tax expense:

Federal	$ 129,138
State and local	43,747
	$ 172,885

There were no deferred tax assets, deferred tax liabilities at December 31, 2006, nor deferred components of income tax expense for the year then ended. The Company made cash payments of $147,000 to R&K during 2006 for income tax liabilities.

WINTON ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2006

	Unaudited Amounts Per December 31 FOCUS Report
Net Capital:	
Shareholder's equity	$ 110,845
Nonallowable assets	(15,000)
NET CAPITAL	$ 95,845
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 90,845
AGGREGATE INDEBTEDNESS	$ 25,885
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.27 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Winton Associates, Inc. unaudited FOCUS Reports as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary

The Company does not hold funds or securities for, or owes money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

END